SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15-D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For March 30, 2007

Commission File Number 000-17434

DRAXIS HEALTH INC.
(Translation of registrant’s name into English)

6870 Goreway Drive, 2nd Floor
Mississauga, Ontario  L4V 1P1
CANADA
(Address of principal offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [           ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [           ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________

EXHIBITS LIST

99.1         Annual Report
99.2         Management Proxy Circular

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRAXIS HEALTH INC.

Alida Gualtieri
General Counsel & Secretary

Dated: March 30, 2007